August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (918) 583-8251

Stanley Lybarger
Chief Executive Officer
BOK Financial Corp.
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

> **Re: BOK Financial Corp**
> **Definitive 14A**
> **Filed March 21, 2007**
> **File No. 00-19341**

Dear Mr. Lybarger:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation of Directors, page 10

1. Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

2. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

3. Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors. Please refer to the Instruction to Item 402(k)(2)(iii) and (iv).

Director Independence, page 10

4. Revise this section to disclose the identity of the directors who were determined to be independent, and the standards used to determine independence. Furthermore, please discuss whether the Board or a subcommittee makes the decision whether an individual director can be considered independent under your independence standards. Please refer to Item 407(a) of Regulation S-K.

Independent Compensation Committee, page 11

5. You disclose that independent consultants develop some of the data that the Committee considered in making compensation decisions for the named executives. Revise this section, or another appropriate section of the proxy, to identify the compensation consultant and to discuss whether the Committee or another part of BOK or its management engages the consultant and to discuss material portions of the engagement or instructions provided to the consultant. Please refer to Item 407(e)(3)(iii) or Regulation S-K.

Compensation Discussion and Analysis, page 16

6. Revise your disclosure to provide a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. Disclose the specific items of company performance, such as those relating to earnings per share, return on average shareholders' equity, and other operational and strategic objectives, or provide a supplemental analysis as to why it is appropriate to omit these targets under Instruction 4 to Item 402(b). Please note

that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

7. You disclose that the Committee considers the individual performance of the named executive officers a significant factor in setting compensation amounts. Revise your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Also, please expand your discussion of direct contribution to discuss how this measurement is determined for each of the named executives and the impact of the executive's performance with regard to this measurement upon their compensation. See Item 402(b)(2)(vii) of Regulation S-K.

8. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. For example, Mr. Lybarger's compensation is much larger than the amounts paid to the other named executives. Revise your disclosure to provide a more detailed discussion of how and why the Committee chose to award compensation to your highest-paid named executive officers that differs from that of the Chief Executive Officer. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Long Term Incentive Compensation, page 20

9. Revise this section to discuss in greater detail how the Committee evaluates performance under your long term compensation program and how the Committee calculates the size of compensation awards. For example, please discuss how the Committee makes adjustments, particularly upward adjustments, in the event that performance exceeds the targets. Your disclosure appears to indicate that the Committee makes the determination on the size of awards prior to determining performance. Also, please discuss in greater detail the manner in which the Committee uses peer group data and clarify whether this peer group is the same as the one discussed on page 18. If the peer group is different than the one used to determine whether your executive compensation is competitive,

please disclose the components of this peer group and how it was selected. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(xiv) of Regulation S-K.

10. You disclose that the Committee can make downward adjustments to both annual incentive and long-term incentive compensation. Revise to discuss whether the Committee has used this authority in adjusting the awards reported in the Summary Compensation Table, or the other compensation tables, and discuss the factors considered for any such adjustments. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

11. Please discuss the material differences between the structure of the Stock Options and the Restricted Stock Awards, including different performance requirements for vesting for the two awards. Please refer to Item 402(b)(1)(v) of Regulation S-K.

12. We note that the Committee considers information from the Peer Group with regard to compensation and compensation targets. Please revise this section to discuss how the Committee uses the peer group information in setting compensation amounts and targets, including whether the company benchmarks individual compensation amounts or total compensation amounts based upon peer practices. If the Committee attempts to target total compensation or any element to compensation to have a specific relationship to amounts paid by the peer group, please disclose those targets. Also, discuss the amounts ultimately paid in those elements of compensation compared to the targeted relationship to amounts that peer companies paid their executives. To the extent that actual compensation was different than the targeted relationship, please provide analysis as to the reasons for the divergence from the target compensation amounts.

Summary Compensation Table and Grant of Plan Based Awards Table

13. Revise the disclosure accompanying these tables to include the narrative discussion contemplated by Item 402(e) of Regulation S-K. This discussion would permit you to discuss significant changes in the reported compensation or awards, including the impact of the 2001 Option Plan.

Outstanding Equity Awards at Fiscal Year End, page 28

14. Revise the footnotes to this table to identify the vesting requirements for the options and stock awards mentioned in the table. Please refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Nonqualified Deferred Compensation, page 36

15. Revise to disclose in a footnote the extent to which the Summary Compensation

Table reflects amounts reported in this table. Please refer to the Instruction to Item 402(i)(2) of Regulation S-K.

Potential Payments Upon Termination, page 37

16. Your executives are party to a number of termination and change in control arrangements which have various triggering scenarios. Revise your Compensation Discussion and Analysis to disclose how the Committee determined the appropriate payment and benefit levels under these post-employment plans and the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Transactions, page 40

17. To the extent that you are relying upon Instruction 4 to Item 404(a) to report loans made to officers and directors or other related parties that exceed the threshold amounts, please provide the full representations required the Instruction. In particular, please clarify that the loans were made on the same terms, including interest rates, as those available to other persons not related to the lender. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

Closing Comments

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel